UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 25, 2009

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

25 November, 2009

France Telecom and TDC agree to merge Orange Switzerland and Sunrise to create the leading alternative operator in the Swiss telecom market

Renens, Zurich, Paris and Copenhagen, 25 November, 2009: France Telecom and TDC announce today that they have reached an agreement to combine their respective Swiss subsidiaries, Orange Communication S.A. (“Orange Switzerland”) and Sunrise Communications S.A. (“Sunrise”). The combined entity will create the leading nationwide alternative provider of telecommunications services in Switzerland.

France Telecom will pay at closing a net amount of €1.5 billion to TDC and, as a result of a series of steps, become a 75% shareholder in the combined entity, and TDC will hold the remaining 25%.

With approximately 3.4 million mobile1 and 1.1 million fixed and broadband customers2, the combined entity will account for around 38% of the mobile telephony market3 and 13% of the fixed broadband connections4. For 2008, the combined entity would have generated total pro-forma revenues of CHF 3.1 billion (€2.0 billion) and EBITDA of CHF 809 million (€534 million). As a full-service nationwide fixed and mobile operator, it will broaden the scope of services offered through more than 100 shops throughout Switzerland, bringing the best of both companies’ offers to a larger number of customers.

Gervais Pellissier, France Telecom Deputy CEO and CFO, said: “The planned merger of Sunrise and Orange Switzerland marks a new significant step in the long-term investment by France Telecom-Orange in Switzerland. Following the UK joint venture between Orange and T-Mobile, France Telecom completes another major in-market consolidation, consistent with its M&A policy.”

Jesper Ovesen, TDC CFO, said: “We are pleased with the transaction and believe that the combination will create a stronger player in the Swiss telecommunications market. We look forward to working with France Telecom and creating further value for all stakeholders. The agreement is a natural last step towards TDC focusing on the Nordic markets, which is our strategic goal.”

This merger will bring substantial benefits to Swiss customers. It will result in better mobile network coverage, broadband capacity and quality for 2G and 3G services, with notable environmental benefits. Joint network development would lead to a reduction of around one third in the projected number of mobile telephone antennas compared to the original standalone network build-up plans. In addition, the combined entity would bring a better customer reach and service through a larger network of shops and improved customer services.

Thomas Sieber, CEO of Orange Switzerland, added: “This merger is a further proof of France Telecom’s lasting commitment to our country, and will offer us fabulous opportunities by creating the leading alternative operator in the Swiss telecom market.”

1 as of end of June 2009

2 as of end of December 2008

3 as of end of June 2009

4 as of end of December 2008

“The merger with Orange is an important milestone for us,” said Sunrise CEO Christoph Brand. “This is a logical way for us to improve our competitive position in the Swiss market and create a better product offering for our customers. The combined group will be better placed to make the necessary investments for the future and allow us to play a more active role in shaping the market.”

Transaction highlights

The combination and integration of Sunrise and Orange Switzerland is expected to generate synergies with an estimated net present value of €2.1 billion (CHF3.2 billion).

•

Estimated Opex-based synergies, arising in particular from Network & IT, distribution, marketing and workforce optimisation, are expected to reach an annual run-rate of CHF200 million (€132 million), with cumulative integration costs estimated at CHF140 million (€92 million)

•

Significant Capex synergies of CHF570 million (€376 million) are expected between 2010 and 2015 (net of integration Capex) and a run-rate Capex savings of CHF65 million (€43 million) per annum from 2015

The Board of the combined entity will be composed of representatives of TDC and France Telecom, with France Telecom holding the majority of the seats. Thomas Sieber will be the Chief Executive Officer of the combined entity. After successfully having repositioned Sunrise in the market over the last three years, Christoph Brand will continue as Sunrise‘s CEO up until the completion of the transaction. Post-closing Christoph Brand will help supervise the initial integration, before moving on to pursue new executive opportunities outside of the combined entity.

The combined entity will have a share buyback programme targeted at TDC’s 25% stake to be executed at the discretion of the Board using cash generated by the company. If decided, the annual share buybacks will be executed in Q1 of each of 2012, 2013 and 2014, on the basis of pre-agreed multiples applied to prior year EBITDA and determined on the basis of a target net present value of €1.2bn for the full 25% TDC stake.

Furthermore, TDC will have the right to sell its stake to third-parties from the second anniversary of closing or to do an initial public offering of the company from the third anniversary of closing. In addition, France Telecom will have an option to buy TDC’s shares from the first anniversary of closing at a minimum value of €1.2 billion, compounded at a rate of 7% per annum.

In connection with the exit routes, the following mechanism is put in place:

•

France Telecom to pay €100m per year to TDC in each of 2012, 2013 and 2014 (representing c. €245 million of NPV);

•

Such payment(s) will not occur in the respective year(s) in which the share buyback is implemented, or if the France Telecom call option has been exercised, and

•

These payments may be reduced or reimbursable under certain exit scenarios for TDC (exercise of France Telecom call option, IPO or sale to a third party).

Prior to signing the final transaction documentation, which is expected to take place in the second half of February 2010, both TDC and France Telecom will undertake a confirmatory due diligence. The completion of the transaction will furthermore be conditional upon the approval by the relevant competition and regulatory authorities.

The transaction is expected to create substantial value for both shareholders and for France Telecom to be accretive from 2010 in terms of free cash-flow per share and from 2011 in terms of earnings per share. After closing, France Telecom will fully consolidate the combined entity, whilst TDC will recognise its interest in the company using the equity method.

About TDC

TDC is the leading provider of communications solutions in Denmark with a strong Nordic focus. In the Nordic region TDC has five business units: Business, Operations & Wholesale, Consumer, Nordic and YouSee. TDC’s activities outside the Nordic Region comprise amongst others Sunrise, a leading telecommunications provider in Switzerland. TDC was partly privatised in 1994 and fully privatised in 1998. Nordic Telephone Company ApS owns 87.9% of TDC, with the remainder of the shares held by individual and institutional shareowners.

TDC’s shares are listed on NASDAQ OMX Copenhagen, its Reuters code is TDC.CO and its Bloomberg code is TDC DC.

For more information: www.tdc.dk, www.sunrise.ch

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, had consolidated sales of 53.5 billion euros in 2008 (25.5 billion euros in the first half of 2009) and, at 30 June 2009, a customer base of 186 million customers in 32 countries. Orange, the Group's single brand for Internet, television and mobile services in the majority of countries where the company operates, now covers 124.5 million customers. At the first half of 2009, the Group had 125.5 million mobile customers and 13.4 million broadband Internet (ADSL) customers worldwide. Orange is the number three mobile operator and the number two provider of broadband Internet services in Europe and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

The Group's strategy, which is characterized by a strong focus on innovation, convergence and effective cost management, aims to establish Orange as an integrated operator and benchmark for new telecommunications services in Europe. Today the Group remains focused on its core activities as a network operator, while working to develop its position in new growth activities. To meet customer expectations, the Group strives to provide products and services that are simple and user-friendly, while maintaining a sustainable and responsible business model that can be adapted to the requirements of a fast-paced and changing eco-system.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information: www.orange.com, www.francetelecom.com, www.orange-business.com

About Sunrise

Sunrise is the second largest telecommunications provider in Switzerland. Over 2.9 million customers use its services in the areas of mobile communications, fixed network and the Internet. The mobile network, based on GSM, EDGE, UMTS and HSDPA technologies, provides over 99% of the population with state-of-the-art mobile network services with transfer rates of up to 7.2 Mbps. A high-performance fiber optic network, with a total length of more than 15,000 km, enables high-quality voice and data services to be offered throughout the country. By the end of 2009, Sunrise will be serving around 80% of all households with its own broadband services. Sunrise is a brand of Sunrise Communications AG, whose share capital is 100% owned by TDC A/S.

You can find more details on Sunrise at www.sunrise.ch

About Orange Switzerland

Orange Communications SA entered the Swiss telecoms market in June 1999 as the third mobile communications provider. The Orange mobile communications network covers 99% of the Swiss population and offers fast mobile Internet connections in addition to mobile phone calls. As of June 2007, Orange also provides fixed network lines.

In 2008, Orange generated total revenues of CHF 1,308 billion. Some 1,151 employees attend to the every-day needs of 1,566,183 customers (as at the end of September 2009).

Orange Switzerland is a 100% subsidiary of the France Telecom Group. As at 30 September 2009, France Telecom had more than 126 million mobile communications customers and over 13.4 million Internet customers. In 2008, France Telecom achieved a consolidated revenue of EUR 53.5 billion.

You can find more details on Orange at www.orange.ch.

France Telecom disclaimer

This presentation contains forward-looking statements that reflect the current views of the management of France Telecom S.A. (“FT”) with respect to future events. They include, among others, statements as to market potential, synergies and financial guidance. They are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “goal,” “plan,” “will,” “seek,” “outlook” or similar expressions and include generally any information that relates to expectations or targets for revenue, EBITDA, earnings, capital expenditures, operating expenses, synergies, profitability or other performance measures, as well as personnel related measures and reductions. Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond FT’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of FT’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and FT’s Document de Référence filed with the French Autorité des marchés financiers. Among the relevant risk factors are the progress of any regulatory approvals, restructuring of operations, and impact of other significant strategic or business initiatives, including network and IT rationalization, distribution streamlining and other cost-saving initiatives. In addition, regulatory rulings, stronger than expected competition, technological change, litigation and supervisory developments, among other factors, may have a material adverse effect on costs and revenue development. Further, changes in general economic and business conditions, including the significant economic decline currently underway, in the markets in which FT and the proposed new joint venture operate and ongoing instability and volatility in worldwide financial markets; changes in exchange and interest rates, may also have an impact on our business development and availability of capital under favorable conditions. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, FT’s actual results, and the actual results of the proposed new joint venture, may be materially different from those expressed or implied by such statements. FT cannot offer any assurance that its expectations or targets will be achieved. FT does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise. FT does not reconcile EBITDA guidance to a GAAP measure because it would require unreasonable effort to do so. As a general matter, FT does not predict the net effect of future special factors because of their uncertainty. Special factors and interest, taxes, depreciation and amortization (including impairment losses) can be significant to FT’s results.

In addition to figures prepared in accordance with IFRS, FT presents non-GAAP financial performance measures, including, among others, EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net income, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to FT’s Investor Relations webpage at www.francetelecom.com

TDC disclaimer

This presentation (the “Presentation”) has been prepared by TDC A/S (“TDC”) and the information contained herein has been obtained from sources believed by TDC to be reliable. Whilst all reasonable care has been taken to ensure that the facts stated herein are accurate and that the opinions and expectations contained herein are fair and reasonable, no representation or warranty, express or implied, is made by TDC or its affiliates, with respect to the fairness, completeness, correctness, reasonableness or accuracy of any information and opinions contained herein. Any opinion, estimate or projection in this Presentation constitutes an opinion, estimate or projection as of the date of this Presentation, and there can be no assurance that future results will be consistent with any such opinion, estimate or projection or any past projections or outlooks. None of TDC, its affiliates, their advisers, connected persons or any other person accepts any liability for any loss howsoever arising, directly or indirectly, from this Presentation or its contents. The information in this Presentation is subject to change without notice, it may be incomplete or condensed, and it may not contain all material information concerning TDC and its affiliates.

This Presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any securities of TDC, Nordic Telephone Company Holding ApS (“NTCH”), a parent company of TDC, or any member of the TDC group, nor should it or any part of it form the basis of, or be relied on in connection with, any contract to purchase or subscribe for any securities of NTCH, TDC or any member of its group nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever. This Presentation has been prepared solely for information and background purposes and is subject to amendment. This Presentation (or any part of it) may not be reproduced or redistributed or published in whole or in part for any purpose without the prior written consent of TDC.

This Presentation is not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction. This Presentation is not for publication, release or distribution in Australia, Canada or Japan.

This Presentation and the information contained herein are not an offer of securities for sale in the United States and may not be viewed by persons within the United States (within the meaning of Regulation S under the US Securities Act of 1933, as amended (the “US Securities Act”), except for “qualified institutional buyers” (as defined in Rule 144A under the US Securities Act).

This communication is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as “relevant persons”). Any person who is not a relevant person should not act or rely on this communication or any of its contents.

Contacts

France Telecom: +33 1 44 44 93 93

Béatrice Mandine: beatrice.mandine@orange-ftgroup.com

Tom Wright: tom.wright@orange-ftgroup.com

TDC Investor Relations: +45 6663 7680

investorrelations@tdc.dk

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: November 25, 2009	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer